Exhibit 99.1

Alpha Tau Medical Announces Second Quarter 2023

Financial Results and Provides Corporate Update

-Treated the first patient with advanced inoperable pancreatic cancer in a safety and feasibility trial in Canada in April-

-89% CR, two-year local recurrence-free survival of 77%, and no treatment-related grade 2 or higher late-onset toxicity reported from an analysis of four feasibility trials in 71 patients with unresectable skin and head and neck cancers -

- Valuable land grant received in Jerusalem to enable a standalone company headquarters and future increased manufacturing capacity –

- Cash, restricted cash, & deposits balance of $94.4 million with runway for at least two years–

JERUSALEM, August 28, 2023 (GLOBE NEWSWIRE) -- Alpha Tau Medical Ltd. (“Alpha Tau”, or the “Company”) (NASDAQ: DRTS, DRTSW), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, reported second quarter 2023 financial results and provided a corporate update

“This year we are advancing our ReSTART pivotal U.S. multi-center trial in recurrent cutaneous squamous cell carcinoma, which is expected to produce data in 2024, and initiating a series of feasibility trials in difficult-to-treat internal organ tumors with high unmet need, such as pancreatic and liver cancers,” stated Alpha Tau CEO Uzi Sofer. “Read-outs from the pivotal trial and these smaller feasibility programs should represent meaningful inflection points for our growth story and could pave the way for larger studies in more indications that may support other potential U.S. marketing authorizations. We were especially pleased to report a strong 89% Complete Response rate and 77% two-year local recurrence-free survival rate from a recent analysis of 81 treated lesions in skin or head and neck cancers, as well as the absence of major late-onset toxicities. In parallel, we are preparing for future product launches by advancing our commercial planning activities and solidifying our supply chain, which was recently bolstered by a valuable land grant in Jerusalem that may increase our future manufacturing capacity, alongside other large-scale expansions across the world, including another site being planned in the U.S. Alpha Tau remains adequately capitalized to support all of these programs over the coming years,” he concluded.

Recent Corporate Highlights:

●	In April, the first patient with advanced inoperable pancreatic cancer was treated in a feasibility and safety study of Alpha DaRT at the Jewish General Hospital in Montreal, Canada, which is an affiliated teaching hospital of McGill University, Faculty of Medicine. For more information, please refer to NCT04002479.

●	In May, the first patient with squamous cell carcinoma of the vulva was treated in a feasibility and safety study at Addenbrookes Hospital of the Cambridge University Hospitals NHS Foundation Trust. For more information, please refer to NCT04761146.

●	In July, the Company was awarded a discounted long-term leasehold from the Israel Land Authority (“ILA”) on a plot of land of approximately 6,660 square meters (1.65 acres) in the Har Hotzvim Industrial Park in Jerusalem, near the Company’s current headquarters leased in an existing facility in the same park. Alpha Tau expects to develop the land toward a future standalone global headquarters and lead manufacturing site, including significantly expanded areas for Alpha DaRT manufacturing, staff, and R&D facilities. This facility is being planned in parallel with other significant efforts the Company is undertaking to increase manufacturing capacity in the U.S., Japan and elsewhere around the world.

●	In August, Alpha Tau reported long-term safety and tumor control outcomes data for patients with unresectable, recurrent, or locally advanced head and neck or skin tumors treated with Alpha DaRT across four prospective trials conducted at several international institutions. In this analysis, 81 lesions were treated in 71 patients. The median follow-up was 14 months (range: 2-51 months). A complete response (CR) was observed in 89% of treated lesions (n=72), 10% (n=8) demonstrated a partial response, and one patient was not evaluable. The two-year local recurrence-free survival (LRFS) was 77% [95% CI: 63–87]. Twenty percent of patients developed treatment-related acute grade 2 toxicity (such as dermatitis radiation, local pain at the treatment site or pruritus), which subsequently resolved with conservative treatment; there were no grade 3 or higher related acute toxicities. There was no grade 2 or higher late toxicities observed in this cohort, defined as toxicities occurring six months after Alpha DaRT treatment or later.

Upcoming 2023 Milestones

●	Expecting first patient in the Israeli feasibility trial in pancreatic cancer in Q3 2023.

●	Targeting recruitment in the Canadian liver cancer feasibility trial to begin in the second half of 2023.

●	Planned submission of Alpha DaRT pivotal trial results in head and neck SCC to Japan’s regulatory authority, PMDA in the second half of 2023, for potential marketing authorization.

●	Expecting to release interim safety & feasibility results from the first five patients in the pancreatic cancer feasibility trial in Canada by the end of 2023.

Financial results for six months ended June 30, 2023

R&D expenses for the six months ended June 30, 2023 were $12.3 million, compared to $10.7 million for the same period in 2022, due to increased employee compensation and benefits, including share-based compensation, increased operating costs, and increased pre-clinical study and clinical trial expenses particularly in our U.S. multi-center pivotal trial, offset by lower expenses in Japan because of the completion of our clinical study in Japan last year.

Marketing expenses for the six months ended June 30, 2023 were $0.9 million, compared to $0.3 million for the same period in 2022, due to increased employee compensation and benefits, including share-based compensation and the hiring of our chief commercial officer.

G&A expenses for the six months ended June 30, 2023 were $3.6 million, compared to $5.8 million for the same period in 2022, due to decreased professional fees (including D&O insurance), and one-time costs and bonuses associated with our financing transaction in the first quarter of 2022.

Financial expense, net, for the six months ended June 30, 2023 was $0.0 million, compared to $10.9 million, for the same period in 2022, due to a decrease in revaluation of warrants, an increase in interest from bank deposits, and changes in foreign exchange rates.

For the six months ended June 30, 2023, the Company had a net loss of $16.9 million, or $0.24 per share, compared to a net loss of $27.7 million, or $0.48 per share, in the same period of 2022.

Balance Sheet Highlights

As of June 30, 2023, the Company had cash, restricted cash and deposits in the amount of $94.4 million, compared to $105.4 million at December 31, 2022. The Company expects that this cash balance will be sufficient to fund operations for at least two years.

About Alpha DaRT™

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical, Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including “anticipate,” “being,” “will,” “plan,” “may,” “continue,” and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau’s current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau’s ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau’s limited operating history; (iii) Alpha Tau’s incurrence of significant losses to date; (iv) Alpha Tau’s need for additional funding and ability to raise capital when needed; (v) Alpha Tau’s limited experience in medical device discovery and development; (vi) Alpha Tau’s dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau’s clinical studies to predict final study results; (viii) failure of Alpha Tau’s early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau’s ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau’s Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau’s exposure to patent infringement lawsuits; (xii) Alpha Tau’s ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq’s listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; and the other important factors discussed under the caption “Risk Factors” in Alpha Tau’s annual report filed on form 20-F with the SEC on March 9, 2023, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau’s views as of any date subsequent to the date of this press release.

Investor Relations Contact:
IR@alphatau.com

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2022	2023
	Audited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$5,836	$855
Restricted cash	850	834
Short-term deposits	98,694	92,672
Prepaid expenses and other receivables	1,097	1,698

Total current assets	106,477	96,059

LONG-TERM ASSETS:
Long term prepaid expenses	391	441
Property and equipment, net	7,471	7,549
Right-of-use asset	5,810	7,157

Total long-term assets	13,672	15,147

Total assets	$120,149	$111,206

INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	December 31,	June 30,
	2022	2023
	Audited	Unaudited

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	1,423	1,789
Other payables and accrued expenses	2,246	2,781
Current maturities of operating lease liabilities	669	846

Total current liabilities	4,338	5,416

LONG-TERM LIABILITIES:
Warrants liability	5,630	7,794
Operating lease liabilities	4,524	5,433

Total long-term liabilities	10,154	13,227

Total liabilities	14,492	18,643

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary shares of no-par value per share – Authorized: 362,116,800 shares as of December 31, 2022 and June 30, 2023; Issued and outstanding: 69,105,000 and 69,373,135 shares as of December 31, 2022 and June 30, 2023, respectively	-	-
Additional paid-in capital	192,259	196,045
Accumulated deficit	(86,602)	(103,482)

Total shareholders’ equity	105,657	92,563

Total liabilities and shareholders’ equity	$120,149	$111,206

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months ended June 30,
	2022	2023
	Unaudited

Research and development, net	$10,683	$12,261

Marketing expenses	329	920

General and administrative	5,781	3,631

Total operating loss	16,793	16,812

Financial expenses, net	10,942	21

Loss before taxes on income	27,735	16,833

Tax on income	8	47

Net loss	27,743	16,880

Net comprehensive loss	$27,743	$16,880

Net loss per share, basic and diluted	$(0.48)	$(0.24)

Weighted-average shares used in computing net loss per share, basic and diluted	58,023,875	69,262,381